UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 000-24385

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

SCHOOL SPECIALTY, INC.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOOL SPECIALTY, INC.

W6316 Design Drive

Greenville, WI 54942

SCHOOL SPECIALTY, INC.

401(K) PLAN

Financial Statements as of and for the Years Ended

December 31, 2005 and 2004, Supplemental

Schedule as of December 31,

2005, and Report of Independent Registered

Public Accounting Firm

SCHOOL SPECIALTY, INC.

401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the

  School Specialty, Inc. 401(k) Plan

Greenville, WI

We have audited the accompanying statements of net assets available for benefits of the School Specialty, Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

June 26, 2006

SCHOOL SPECIALTY, INC.

401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments, at fair market value:
Pooled separate accounts	$47,327,654	$38,091,119
Guaranteed account	15,412,811	13,491,758
School Specialty, Inc. common stock	1,093,860	1,054,555
Participant loans	983,564	857,196

Total investments	64,817,889	53,494,628

Receivables:
Employer contribution	2,467,911	2,257,029
Participants’ contributions	260,811	—

Total receivables	2,728,722	2,257,029

Total assets	67,546,611	55,751,657

LIABILITIES:
Excess contributions payable	137,623	210,940

NET ASSETS AVAILABLE FOR BENEFITS	$67,408,988	$55,540,717

See notes to financial statements.

SCHOOL SPECIALTY, INC.

401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CONTRIBUTIONS:
Participants’	$7,288,285	$6,480,344
Employer	2,428,024	2,259,133
Rollovers	3,577,671	643,550

Total contributions	13,293,980	9,383,027

INVESTMENT INCOME:
Interest	492,081	400,058
Net appreciation in fair value of investments	2,950,505	3,916,749

Net investment income	3,442,586	4,316,807

DEDUCTIONS:
Benefits paid to participants	4,848,044	4,776,541
Administrative expenses	20,251	30,868

Total deductions	4,868,295	4,807,409

TRANSFERS DUE TO PLAN MERGERS	—	367,880

NET INCREASE	11,868,271	9,260,305

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	55,540,717	46,280,412

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$67,408,988	$55,540,717

See notes to financial statements.

SCHOOL SPECIALTY, INC.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN

The School Specialty, Inc. 401(k) Plan (the “Plan”) is a defined contribution plan, which covers substantially all employees of School Specialty, Inc. (the “Company”), and its subsidiaries.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is administered by the Company. CIGNA Bank & Trust Company, FSB (“CIGNA”) was the trustee of the Plan during the plan year 2003 and through March 31, 2004. Effective April 1, 2004, Prudential Bank & Trust, FSB (“Prudential”) acquired CIGNA, and Prudential became the trustee of the Plan. Connecticut General Life Insurance Company, an affiliate of Prudential and CIGNA, is the recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Merger – Effective June 8, 2004, the Califone International, Inc. Savings & Retirement Plan (the “Califone Plan”) was merged into the Plan. The Califone Plan covered substantially all employees of Califone Holding Inc., the parent of Califone International, Inc. (collectively “Califone”), which was purchased by the Company on January 16, 2004. Upon the merger of the Califone Plan into the Plan, the assets of the Califone Plan totaling $367,880 were transferred into the Plan, and the Califone employees began participating under the provisions of the Plan.

Eligibility - An employee becomes eligible to participate in the Plan on the first of the month, following the completion of three months of service, provided the employee is at least twenty-one years of age.

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Company’s annual discretionary contribution and Plan investment returns. Allocations are based on participant’s earnings or account balances, as defined in the Plan.

Participant Contributions - Participants may contribute to the Plan up to 50% of their eligible wages as defined in the Plan up to Internal Revenue Service (“IRS”) limitations. In addition, participants achieving age 50 or greater during the plan year may also contribute an additional catch-up contribution as defined in the Plan up to IRS limitations. Upon eligibility, the Company will automatically defer 3% of the employee’s compensation unless otherwise directed by the employee prior to becoming eligible to participate in the Plan. The automatic deferral applies only to eligible employees who are employed to work a minimum of nine months during a plan year.

Employer Contributions - The Company contributes matching contributions on an annual basis. The employer matching contribution percentage is 50% of up to 6% of the participant’s eligible gross annual wages contributed by the participant. Additionally, a discretionary contribution may be contributed by the Company to the Plan at the option of the Board of Directors. There were no discretionary contributions in 2005 or 2004.

Rollovers - The Plan allows for rollovers. Rollovers represent amounts transferred by participants from other defined contribution plans.

On August 31, 2005, the Company acquired all of the outstanding membership interests in Delta Education, LLC (“Delta”). Delta sponsored the Delta Education, LLC 401(k) Plan which was terminated when Delta was acquired by the Company. Participants in Delta’s plan had the option, among others, of transferring their account balances to School Specialty’s plan. During 2005, Delta participants’ transfers to School Specialty’s plan, classified as rollovers, aggregated approximately $2,843,000.

Vesting - Participants of the Plan with a hire date prior to January 1, 2002, are 100% vested at all times in their account balance. Employer contributions received by employees with a hire date of January 1, 2002, and thereafter, are subject to a three-year cliff vesting schedule. In addition, if a participant is employed by the Company on their normal retirement date, defined by the Plan as age 65, the participant shall become 100% vested in their account balance.

Forfeitures - Forfeitures are used to reduce future employer contributions. During 2005 and 2004, employer contributions were reduced by $39,887 and $98,142, respectively, from forfeited nonvested accounts. At December 31, 2005 and 2004, there were no forfeited amounts that had not been allocated to reduce employer contributions.

Participant Loans - Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years, except for loans relating to the purchase of a primary residence. Participant loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.00% to 11.00% and 4.00% to 11.50% as of December 31, 2005 and 2004, respectively, which are commensurate with local prevailing rates at the time of the loan as determined by the plan administrator. Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefits - Payment of benefits is to be made upon death, hardship, normal retirement or termination of employment based on the value of the participant’s vested account balance. Distributions of vested account balances can be made under a number of optional methods, including lump sum distributions, installment payments, purchase of an annuity contract or direct rollovers to other qualifying accounts.

Investment Options - Upon enrollment in the Plan, participants may direct, in 1% increments, the investment of funds contributed to their account from among a diverse selection of Prudential pooled separate funds, along with a Prudential guaranteed account and Company stock. Participants may change their investment directives daily.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments – The Plan’s investments, other than participant loans and the guaranteed account, are stated at fair value. The net asset value of units held by the Plan at year end are determined by the trustee of the Plan. The Plan’s investments in pooled separate accounts are valued at fair value as determined by Prudential through reference to market values of the underlying investments held by the pooled separate account. Investment in the guaranteed account is valued at contract value as further described in NOTE 4. School Specialty, Inc. common stock is stated at fair value as determined by reference to quoted market prices. Participant loans are valued at the unpaid principal amount of the loan. Interest is accrued as earned and dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Risks and Uncertainties – The Plan provides for investments in a guaranteed account, pooled separate accounts, and common stock. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

Excess Contributions Payable – Excess contributions payable represent amounts owed to participants for excess contributions made to the Plan in the current year, based on the results of discrimination testing.

Administrative Expenses - The Company pays all costs incurred in the administration of the Plan, except for loan and benefit payment processing fees and other miscellaneous charges, which are charged directly to the respective participant accounts.

Payment of Benefits - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.	INVESTMENTS

The fair market value of individual assets that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004 are as follows:

	2005	2004
Guaranteed accounts -
Prudential Guaranteed Income Fund*	$15,412,811	$13,491,758

Prudential pooled separate funds:
Lifetime40*	3,887,295	2,898,374
Large Cap Value / AJO Fund*	5,622,650	5,298,656
Dryden S&P 500® Index Fund*	4,798,445	4,076,787
Small Cap Growth / TimesSquare Fund*	4,170,714	3,295,265
Mid Cap Growth / Artisan Partners*	5,210,221	4,588,939
Oppenheimer Global*	4,286,871	3,076,212

*	Represents a party-in-interest.

During the years ended December 31, 2005 and 2004, the Plan’s investments, including investments bought, sold and held during that period, appreciated (depreciated) in value as follows:

	2005	2004
Net appreciation (depreciation) in fair market value investments:
Pooled separate funds	$3,006,813	$3,796,859
School Specialty, Inc. common stock	(56,308)	119,890

Total net appreciation	$2,950,505	$3,916,749

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan invests in a guaranteed income fund offered by the Trustee. The guaranteed investment contracts in the funds are not considered to be benefit responsive based on the Trustee’s option to defer distributions to participants under certain circumstances. This option was not invoked during 2005 or 2004. As of December 31, 2005 and 2004, the fair value of the funds approximated contract value as determined by the Trustee. The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The interest rates on the fund are reset semi-annually. The crediting interest rate at December 31, 2005 and 2004 was 3.25% and 3.05%, respectively. The average yield during 2005 and 2004 was 3.15% and 2.81%, respectively.

5.	PARTY-IN-INTEREST TRANSACTIONS

A substantial portion of the Plan’s assets are invested in funds managed and sold by or affiliated with Prudential Retirement Insurance and Annuity Company, the investment manager of the Plan. Fees paid by the Plan for investment management services are included as a reduction of the return earned by the fund. The operations of Prudential Retirement Insurance and Annuity Company are conducted principally through Connecticut General Life Insurance Company, the Recordkeeper of the Plan.

As of December 31, 2005 and 2004, the Plan owned 30,018 and 27,348 shares of School Specialty, Inc. Common Stock, respectively.

Purchases and sales of party-in-interest funds and investments in them are not considered prohibited transactions by statutory exemptions under the provisions of ERISA.

6.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 24, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7.	PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

8.	RECONCILIATION TO FORM 5500

As of December 31, 2004, the Plan had $4,561 of pending distributions to participants who elected to withdraw from the Plan. There were no pending distributions to participants as of December 31, 2005. This amount is recorded as a liability in the Plan’s Form 5500; however, this amount is not recorded as a liability in the statement of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statement	$67,408,988	$55,540,717
Amounts allocated to withdrawing participants	—	(4,561)

Net assets available for benefits per Form 5500	$67,408,988	$55,536,156

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	For the Years Ended December 31,
	2005	2004
Benefits paid to participants per the financial statements	$4,848,044	$4,776,541
Add: Amounts allocated to withdrawing participants at end of year	—	4,561
Less: Amounts allocated to withdrawing participants from prior year	(4,561)	—
Less: Deemed distributions of participant loans (presented separately on Form 5500)	(138,542)	(148,848)

Benefits paid to participants per the Form 5500	$4,704,941	$4,632,254

SCHOOL SPECIALTY, INC.

401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

Description of Investment	Current Value
GUARANTEED ACCOUNTS:
Prudential Guaranteed Income Fund*	$15,412,811
PRUDENTIAL POOLED SEPARATE FUNDS:
Lifetime20*	1,569,904
Lifetime30*	2,753,768
Lifetime40*	3,887,295
Lifetime50*	2,630,256
Lifetime60*	703,582
Janus Adviser Balanced Fund*	2,687,378
Large Cap Blend / Victory Fund*	1,562,038
Large Cap Growth/Goldman Sachs Fund*	2,361,597
Large Cap Value / AJO Fund*	5,622,650
Dryden S&P 500® Index Fund*	4,798,445
Mid Cap Growth / Artisan Partners*	5,210,221
Mid Cap Value Fund (Sub-Advised by Wellington Management)*	1,887,537
Small Cap Growth / TimesSquare Fund*	4,170,714
Small Cap Value / Kennedy Capital Fund*	1,397,100
International Blend / The Boston Company Fund*	1,798,298
Oppenheimer Global*	4,286,871
OTHER ASSETS:
School Specialty, Inc. Common Stock*	1,093,860
Participant loans - Due January 2006 through August 2025; interest ranging from 4.00% to 11.00%*	983,564

ASSETS (HELD AT END OF YEAR)	$64,817,889

*	Represents a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the School Specialty, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOOL SPECIALTY, INC.
401(k) PLAN

Date: June 29, 2006	/s/ James Buhl
James Buhl, School Specialty, Inc.
Vice President of Human Resources
Plan Administrator

Date: June 29, 2006	/s/ Mary M. Kabacinski
Mary M. Kabacinski, School Specialty, Inc.
Executive Vice President and
Chief Financial Officer
Administrative Committee member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm